Letterhead of J. Crew

VIA EDGAR AND FACSIMILE

June 26, 2006

Mr. Matthew J. Benson, Esq.

Office of Consumer Products

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	J. Crew Group, Inc. (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-127628)
and Registration Statement on Form 8-A (No. 001-32927)

Dear Mr. Benson:

Pursuant to Rule 461 and Rule 430A under the Securities Act of 1933, the Registrant hereby requests acceleration of the registration statement on Form S-1 (Registration No. 333-127628) and the related registration statement on Form 8-A (Registration No. 001-32927), each at 10:00 a.m., Eastern Standard Time, on June 27, 2006, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that the disclosure in the filing is its responsibility. The Registrant represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrant acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Registrant further acknowledges that it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Matthew J. Benson, Esq.

Securities and Exchange Commission

p. 2

Very truly yours,

J. CREW GROUP, INC.

By:	/s/ Arlene Hong
	Name:	Arlene Hong
	Title:	Senior Vice-President

cc:

Ellie Quarles

(Securities and Exchange Commission)

Robert E. Buckholz, Esq.

Catherine M. Clarkin, Esq.

(Sullivan & Cromwell LLP)

Jeffrey D. Karpf, Esq.

(Cleary Gottlieb Steen & Hamilton LLP)

Howard B. Meltzer

(KPMG LLP)